Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 11 DATED MARCH 28, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (as supplemented, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our Second Follow-on Offering (as defined below);
●	Update information regarding our distributions;
●	Update our description of our common shares; and
●	Update our plan of operation.

Status of Our Second Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering of $50,000,000 in common shares pursuant to Regulation A (the “Initial Offering”) on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated the Initial Offering. On May 13, 2022, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”) (together with the Initial Offering and Follow-on Offering, the “Offering”) and terminated the Follow-on Offering.

We are offering in this Second Follow-on Offering up to $67,475,141 of our common shares (comprised of $62,831,545 of shares in our primary offering and $4,643,596 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A), which represents the value of the shares available to be offered as of July 1, 2024 out of the rolling 12-month maximum offering amount of $75,000,000 of our common shares. As of February 28, 2025, we had raised total aggregate gross offering proceeds of approximately $146,215,000 and had issued approximately 14,344,000 of our common shares in the Offering, which have been purchased by approximately 7,700 unique investors.

In addition, as of the date of this supplement, we have received requests for the repurchase of our common shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of our common shares outstanding during the prior calendar year, or (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis.

For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Common Shares—Quarterly Share Repurchase Program.”

Distributions

On December 26, 2024, our board of managers authorized a daily cash distribution of $0.0013578082 per share (the “Distribution”) of our common shares to shareholders as of the close of business on each day in the period commencing on March 1, 2025 and ending on March 31, 2025 (the “Distribution Period”). The Distribution is payable to the shareholders of record as of the close of business on each day in the Distribution Period. The board of managers expects the Distributions will be paid on or about April 15, 2025.

The Distribution equates to approximately 6.0% of our net asset value (“NAV”) on an annualized basis, assuming an $8.26 per share NAV, calculated for the Distribution Period. The annualized basis return is not a guarantee or projection of future returns, and the board of managers may in the future authorize lower distributions or no distributions at all for any given period.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares—Distributions”:

As of March 28, 2025, cumulative since inception, we have paid 101 consecutive monthly distributions to shareholders totaling over $41,500,000, of which approximately $19,600,000 was paid in cash and $21,900,000 was reinvested in our common shares pursuant to the distribution reinvestment plan.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of March 28, 2025, the aggregate value of the properties owned by or underlying loans and other investments made by us is approximately $360 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us is approximately $734 million. The aggregate value of all such properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies, provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced is based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares—Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

The La Privada Property was originally acquired for $11,700,000, or $48,750 per unit, and was sold for $18,300,000, or $76,250 per unit, reflecting a 56.4% increase in property value. Based on the La Privada Property’s sale price, we believe the La Privada Property will achieve approximately a 14.2% property-level IRR, a 2.02x equity multiple and 7.9% average cash-on-cash return over the 5.8-year hold period.